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High Tide and Namaste Technologies Add Recreational Cannabis Products to CannMart.com for Saskatchewan Customers

Calgary, AB, September 22, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (FRA:2LY) and Namaste Technologies Inc. (“Namaste”) (TSXV:N) (FRANKFURT:M5BQ) (OTCMKTS:NXTTF) today announced that wholly-owned subsidiaries of each corporation recently entered into a CannMart Marketplace Agreement pursuant to which High Tide, via Canna Cabana (SK) Inc. as a licensed retailer by the Saskatchewan Liquor and Gaming Authority, will make recreational cannabis products available online exclusively on CannMart.com as a licensee under Namaste’s VendorLink platform for an initial term of one year, subject to renewals (the “Agreement”). Upon launch, approximately 40 products designated for recreational use will be available to Saskatchewan-based customers, with weekly inventory changes and product additions to follow.

The Agreement marks Namaste’s entrance into the direct-to-consumer recreational cannabis market via CannMart.com by using its new marketplace solution, VendorLink, to facilitate the sale of cannabis products by licensed retailers. For High Tide, the Agreement accelerates its growth plans in the province and expands its customer reach based on CannMart’s established e-commerce business. Customers within the designated region will be able to shop a diverse catalogue of recreational cannabis products without the need for a prescription. Conversely, CannMart’s medical customers in Saskatchewan will have the ability to select and purchase both medical and recreational products.

“This is a landmark moment for Namaste. I’ve been grateful for the opportunity to put all the pieces together to deliver on the mission that Namaste committed to shareholders over the past years. We’ve finally reached the point where they can start to see the fruition of that mission: to provide the technology and infrastructure for Canadians to order cannabis safely and reliably no matter where they are,” said Meni Morim, Chief Executive Officer of Namaste Technologies. “There are so many choices in the cannabis marketplace and we have worked tirelessly to integrate our machine-learning technology into the selection process for consumers and let retailers focus on what they do best – provide the best in-store experience and let us do the heavy lifting online. Canada is the first step and I am excited about what’s coming next,” added Mr. Morim.

“This Agreement brings together two complementary enterprises that are focused on the Canadian cannabis consumer and providing safe and convenient access to residents across Saskatchewan. We are excited to work with Namaste and their new VendorLink service to activate a substantial e-commerce sales channel under Canna Cabana,” said Raj Grover, President and Chief Executive Officer of High Tide. “As the province with the most business-friendly regulatory framework, Saskatchewan offers us the opportunity to leverage our strength as a large cannabis retailer through strategic partnerships like this one. Further, this arrangement is nicely aligned with High Tide’s goal of achieving sustainable growth via significant revenue opportunities, without burdening the Company with additional infrastructure or capital costs,” added Mr. Grover.

“Everyone talks about AI, e-commerce, UI/UX and other technology when it comes to online shopping. We live and breathe e-Commerce technology and know what matters: the customer, the vendors, and how they find each other. Our marketplace, VendorLink, is a matchmaker, much like Uber, Airbnb and Amazon are,” said Chad Agate, Chief Technology Officer of Namaste Technologies. “We’ve taken our proprietary technology developed over the years and delivered an experience where basket size averages reach $135, which is more than the current industry average for both in-store and online purchases. This is the mark of successfully pairing consumers with products,” added Mr. Agate.

This initiative is part of Namaste’s overarching goal to increase its total addressable market, as well as offer customers a frictionless buying experience on CannMart.com. Licensed cannabis retailers across Canada interested in joining VendorLink and expanding their customer base by establishing themselves on CannMart.com can join the experience by registering their interest at https://cannmart.com/sell-on-cannmart.

About Namaste Technologies

Headquartered in Toronto, Canada, Namaste Technologies is a leading online platform for cannabis products, accessories, and responsible education. Namaste’s ‘everything cannabis store’, CannMart.com, provides medical customers with a diverse selection of hand-selected products from a multitude of federally-licensed cultivators, all on one convenient site. Namaste also distributes licensed and in-house branded cannabis and cannabis derived products to recreational consumers in Canada through a number of provincial government control boards and retailing bodies and online in Saskatchewan. Namaste’s global technology and continuous innovation address local needs in a burgeoning cannabis industry requiring smart solutions.

namastetechnologies.com
cannmart.com

NamasteMD.com

For more information please contact:

Incite Capital Markets

Eric Negraeff / Darren Seed

Ph: 604.493.2004

For Meni Morim, CEO

Namaste Technologies Inc.

Ph: 604.493.2004

Email: ir@namastetechnologies.com

About High Tide

High Tide is a retail-focused a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories. Its premier Canadian retail brand Canna Cabana spans 34 locations in Ontario, Alberta, and Saskatchewan, with additional locations under development across Canada. High Tide has been serving cannabis consumers for over a decade through its numerous lifestyle accessory enterprises including e-commerce platforms Grasscity.com and CBDcity.com, lifestyle and licensed entertainment brand manufacturer Famous Brandz, and its distribution divisions RGR Canada and Valiant Distribution.

High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX: APHA) (NYSE: APHA) and Aurora Cannabis Inc. (NYSE: ACB) (TSX: ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations, or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.

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